Exhibit 99.4

Consent of Independent Auditor

We hereby consent to the inclusion on this Annual Report on Form 40-F for the year ended December 31, 2016 and the incorporation by reference in the registration statements on Form S-8 (File No. 333-216447) and Form F-10 (File No. 333-206994) of Aurinia Pharmaceuticals Inc. of our report dated March 6, 2017, relating to the consolidated financial statements, which appears in the Annual Report.

We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F which is incorporated by reference in the registration statement referred to above.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Edmonton, Alberta

March 9, 2017

PricewaterhouseCoopers LLP

TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5

T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.